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June 1, 2007

[LETTERHEAD OF DEBEVOISE & PLIMPTON LLP]

VIA EDGAR

Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:
Hertz Global Holdings, Inc.
Registration Statement on Form S-1
Filed May 21, 2007
File No. 333-143108

Dear Mr. Webb,

        This letter sets forth the response of Hertz Global Holdings, Inc. (the "Company") to the comment contained in your letter, dated May 31, 2007, relating to the Registration Statement on Form S-1 (the "Registration Statement") of the Company filed with the Securities and Exchange Commission (the "Commission") on May 21, 2007. The comment of the Commission is set forth in bold/italicized text below, and the Company's response is set forth in plain text immediately beneath the comment.

        The Company is filing, via EDGAR, Amendment No. 1 ("Amendment No. 1") to the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on May 21, 2007.

        Page references in the response below are to the blacklined version of Amendment No. 1.

        Please note that Amendment No.1 has been revised to include certain updates regarding the Company's business.

Underwriting, page 188

  1.
  Please disclose any trading that you are aware of by Merrill Lynch & Co. in the securities of Hertz Global Holdings, Inc. since your initial public offering, summarize possible securities law violations, and provide anticipated disgorgement to you from Merrill Lynch, if any.

        In response to the Staff's comment, the Company has revised the disclosure in the Underwriting Section of Amendment No. 1 to indicate that certain purchases and sales of the Company's stock by Merrill Lynch & Co. should have been reported to the Commission and that Merrill Lynch & Co. expects to pay certain amounts to the Company for its "short-swing" profit liability in connection with Section 16 of the Securities Exchange Act of 1934, as amended.

        The full text of the relevant disclosure is excerpted below:

        "We have been advised by Merrill Lynch & Co., one of the underwriters in this offering, that between November 17, 2006 and April 19, 2007, Merrill Lynch & Co. engaged in principal trading activity in Hertz Holdings common stock. Some of these purchases and sales of Hertz Holdings common stock should have been reported to the Securities and Exchange Commission on Form 4, but were not so reported. On May 11, 2007, Merrill Lynch & Co. and certain of its affiliates filed an amended report on Form 4 disclosing the current number of shares of common stock of Hertz Holdings held by Merrill Lynch & Co. and its affiliates. Merrill Lynch & Co. has informed us that it and certain of its affiliates intend to file further amended reports on Form 4 reporting all transactions in Hertz Holdings' common stock, including all of the transactions that should have been reported. Merrill Lynch & Co. expects to pay to Hertz Holdings $2.94 million for its "short-swing" profit liability resulting from its principal trading activity that is subject to recovery by Hertz Holdings under Section 16 of the Securities Exchange Act of 1934, as amended. We further understand from Merrill Lynch & Co. that the amount of short-swing profit liability subject to recovery by Hertz Holdings could increase depending on the pricing, timing and volume of sales made by affiliates of Merrill Lynch & Co. in this offering, and Merrill Lynch & Co. will pay any such increased amount to Hertz Holdings immediately after the consummation of this offering. In addition, because Merrill Lynch & Co. may be deemed to be an affiliate of Hertz Holdings and there was no registration statement in effect with respect to its sale of shares during this period, certain of these sales may have been made in violation of Section 5 of the Securities Act of 1933, as amended."

* * * * *

        If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036 or Lee Barnum at (212) 909-6431.

Sincerely,
/s/ Steven J. Slutzky
cc:	Joshua Ravitz Securities and Exchange Commission Mark P. Frissora Paul J. Siracusa Harold E. Rolfe, Esq. Richard Foti Hertz Global Holdings, Inc.
Enclosures

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